May 10, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tara Harkins

Vanessa Robertson

Jason Drory

Tim Buchmiller

Re:	Haleon plc (formerly DRVW 2022 Limited)

Draft Registration Statement on Form 20-F

Submitted December 23, 2021

CIK No. 0001900304

Ladies and Gentlemen:

On behalf of Haleon plc (formerly DRVW 2022 Limited) (the “Company”), we hereby confidentially submit a fourth Draft Registration Statement on Form 20-F (“Submission No. 4”).

The Company previously confidentially submitted a Draft Registration Statement on Form 20-F with the United States Securities and Exchange Commission (the “Commission”) on December 23, 2021 (the “Draft Submission”). On January 19, 2022, the Company received a comment letter with respect to the Draft Submission (“Comment Letter No. 1”) from the staff of the Commission (the “Staff”). On February 14, 2022, the Company confidentially submitted a second Draft Registration Statement on Form 20-F (“Submission No. 2”), along with a response letter in order to address the Comment Letter (“Response Letter No. 1”). On March 2, 2022, we were informed orally that the Staff had no additional comments on Submission No. 2. Further, on April 5, 2022, the Company confidentially submitted a third Draft Registration Statement on Form 20-F (“Submission No. 3”), along with a response letter in order to update its initial response in Response Letter No. 1 with respect to the first comment in Comment Letter No. 1. On April 20, 2022, the Company received a comment letter with respect to Submission No. 3 (“Comment Letter No. 2”).

U.S. Securities and Exchange Commission, p. 2

For ease of review, we have set forth below each of the numbered comments of your Comment Letter No. 2 in bold type followed by the Company’s responses thereto. Capitalized terms used but not defined herein have the respective meanings set forth for such terms in Submission No. 4.

Will the Group incur financial indebtedness in connection with Separation?, page 16

1.	Please update your disclosure to clarify that the EMTN Issuers and US Issuer are wholly owned subsidiaries of the Group or otherwise advise.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 17 of Submission No. 4 to clarify that the EMTN Issuers and US Issuer are wholly owned subsidiaries of CH JVCo.

The Group’s business results are impacted by the Group’s ability to manage disruptions..., page 37

2.

We note your disclosure that your supply chain may be impacted by the factors listed in this risk factor. Update your risks characterized as potential or hypothetical if recent supply chain disruptions have impacted your operations.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 39 of Submission No. 4 to reflect recent developments with respect to risks related to its supply chain.

A cyber-security incident, data breach or a failure of a key information technology system..., page 44

3.	Disclose the risk of potential cyberattacks by state actors as a result of Russia’s ongoing conflict with Ukraine and whether you have taken actions to mitigate such potential cyberattacks.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 46 of Submission No. 4 to describe the risk of potential cyberattacks as a result of Russia’s ongoing conflict with Ukraine and that the Group has implemented systems, monitoring and training to prevent these and other cyberattacks from being successful, although the Group cannot guarantee that its security efforts will protect against cyberattacks.

4.	We note your risk factor that you may be subject to cyberattacks. Update your risks characterized as potential or hypothetical if you have experienced a cyberattack.

Response: The Company respectfully draws the Staff’s attention to the following sentence on page 46 of Submission No. 4, in which the Company states that it has been subject to cyberattacks (emphasis added): “Although the Group has a broad array of information security measures in place, the Group’s IT Systems, including those of third-party service providers with whom it has contracted, have been, and will likely continue to be, subject to computer viruses or other malicious codes, unauthorised access attempts, phishing and other cyberattacks.” The Company respectfully advises the Staff that the Group has not experienced any recent material cyberattacks.

U.S. Securities and Exchange Commission, p. 3

The Group’s business may be impacted by the effects of Russia’s invasion of Ukraine, page 55

5.

Please describe the extent and nature of the board’s role in overseeing risks related to the conflict between Russia and Ukraine, to the extent material to your business. These risks could include risks related to cybersecurity, sanctions, the employee base in affected regions, your reputation in connection with operations or halted operations in affected regions, and supply chain/suppliers in affected regions.

Response: Alongside the global community, the Company shares deep concern about the tragic events happening in Ukraine. As has been disclosed by GSK on its corporate website, https://www.gsk.com/en-gb/media/resource-centre/our-response-to-the-situation-in-ukraine/ , GSK, including the Consumer Healthcare Business, is taking actions guided by its purpose, and as a company dedicated to health and care for people and patients, and in the case of the Consumer Healthcare Business, to deliver better everyday health with humanity.

The Company respectfully draws the Staff’s attention to the disclosure on page 55 of Submission No. 4, which sets out the potential risks to the Group arising from the conflict between Russia and Ukraine. The Group is monitoring the effects of Russia’s invasion of Ukraine, with the board of directors of GSK overseeing and monitoring key risks. The board of directors of the Company will assume oversight and management of these risks after Separation. The Company has revised the disclosure on page 55 of Submission No. 4 to describe the relevant role of the boards of directors of GSK and the Company with respect to the oversight and monitoring of risks relating to the conflict in Ukraine.

The Company respectfully advises the Staff that the Group’s operations and presence in Russia and Ukraine are limited and that these markets accounted for less than 3 per cent. of each of the Group’s revenue and Adjusted operating profit in FY 2021. The Group has no manufacturing operations in these markets and imports products sold there. Since the start of the conflict, the Group has been constantly evaluating its activities in Russia and has stopped advertising and promotional activity in Russia. The Group is prioritising supply of OTC medicines and reducing its oral health products, ensuring the Group continues to meet basic consumer health needs. The Group is no longer importing food supplements and vitamins into Russia. Given the Group’s limited exposure to these markets, the Company does not believe that the impact of Russia’s invasion of Ukraine is material to the Group’s business as a whole.

If the potential risks described on pages 55-56 of Submission No. 4 materialize and materially impact the Group or further developments in the conflict occur such that the actions of the Russian government are reasonably likely to materially impact the Group, the Company will include appropriate disclosures in subsequent amendments to the registration statement and/or, following effectiveness of the registration statement, in its public filings with the Commission.

U.S. Securities and Exchange Commission, p. 4

6.

We note your disclosure that the imposition of exchange controls may limit the Group’s ability to repatriate profits from its operations in Russia. Please clarify the potential impact of these risks. For example, if you are unable to repatriate profits, if any, from your operations in Russia, please make clear that such profits would not be available to the Group to fund the growth of operations outside of Russia, repay your indebtedness, or to pay dividends or fund share repurchases.

Response: As outlined in our response to the Staff’s comment No. 5 above, Group’s operations and presence in Russia and Ukraine are limited and these markets accounted for less than 3 per cent. of each of the Group’s revenue and Adjusted operating profit in FY 2021. Further, less than 3 per cent. of the Group’s cash and cash equivalents as of March 31, 2022 was held in accounts in Russia in relation to which remittance is subject to adherence to capital controls and sanctions. As a result, if the Group were unable to repatriate profits or cash from Russia, the Company does not believe this would have a material impact on the Group’s funding, ability to repay indebtedness, or to pay dividends or fund share repurchases.

7.

We note your disclosure that as of the date of this registration statement, the Russian government has indicated it has drawn up plans to seize the assets of western companies leaving Russia. Please expand your risk factor to include disclosure that will allow investors to understand the materiality of the risks from the actions described in this risk factor, quantifying the potential impact to your financial statements, if material. In addition, please disclose any risks that may impede your ability to sell assets located in Russia, including as a result of sanctions affecting potential purchasers, to the extent material.

Response: As outlined in the Company’s response to the Staff’s comment No. 5 above, the Group has no manufacturing operations in Russia and imports products sold there. The Group has limited assets in Russia, which primarily include receivables, inventory and cash and cash equivalents that comprised less than 1 per cent. of the Group’s total current assets as of March 31, 2022. Accordingly, any seizure of assets by the Russian government of the Group’s assets in Russia is not expected to have a material impact on the Group’s results of operations and financial condition. To the extent the Company determines to sell any of its limited assets located in Russia, it does not believe that there would be any material risks impeding its ability to do so.

8.

Please also expand this risk factor to disclose the risks from any impact from sanctions and export controls and whether you will need to evaluate any aspects of your business for impairment. If the impact is not material, please explain why.

Response: As outlined in the Company’s responses to the Staff’s comments above, the Group’s operations in and exposure to the Russian and Ukrainian markets are limited. As a result, the Company believes that any impact from sanctions and export controls put in place in connection with Russia’s invasion of Ukraine would not be material to the Group as a whole.

The Group tested all assets that presented impairment indicators as a result of the conflict between Russia and Ukraine in the first quarter of 2022 and recognized write-downs and impairments of assets representing less than 0.1 per cent. of the Group’s total assets as of March 31, 2022 in relation to certain brands, finished goods inventory and receivables. As outlined in the Company’s responses to the Staff’s comments above, the Group has limited assets in Russia and Ukraine. The Group will continue to monitor these assets for impairment and, as disclosed on page 159 of Submission No. 4, depending on the long term outlook of the Group’s business in Russia and Ukraine, the carrying value of certain of the Group’s intangible assets may be impacted. However, any such impact is not anticipated to be material to the Group.

U.S. Securities and Exchange Commission, p. 5

Operating and Financial Review and Prospects, page 141

9.

Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response: The Company respectfully directs the Staff to the disclosure on page 151 of Submission No. 4, which it has revised to reflect recent developments with respect to risks related to its supply chain. The Company does not believe that any third party supply chain disruptions have had a material impact on the Group’s business, results of operations and financial condition during the periods under review. As disclosed on page 40 of Submission No. 4, however, the Company cannot exclude that supply chain disruptions may materially and adversely affect the Group’s business, results of operations and financial condition in the future.

10.

To the extent material, please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your liquidity, financial position, or results of operations arising from the conflict between Russia and Ukraine.

Response: The Company respectfully draws the Staff’s attention to the disclosure on page 159 of Submission No. 4, which has been updated from Submission No. 3 to reflect the Group’s recent actions and response to the conflict between Russia and Ukraine. As set out in the responses to the Staff’s comments Nos. 5-8 above, the Group’s operations and presence in Russia and Ukraine are limited and the Company does not anticipate that the conflict will have a material effect on the Group’s liquidity, financial position or results of operations. However, as disclosed in Submission No. 4, the broader economic consequences of the invasion are currently difficult to predict and the Group continues to monitor its effects.

Report of Independent Registered Public Accounting Firm, page F-2

11.

We note your restatement described on page F-13 related to fiscal 2020. Please have your auditor revise its audit report to refer to the restatement or tell us why an explanatory paragraph would not be required. Refer to paragraph 18e of PCAOB Standards 3101.

Response: The Company respectfully advises the Staff that the auditor’s report did not contain an explanatory paragraph because the restatement disclosed on page F-13 was not considered to be quantitatively or qualitatively material to any of the periods presented in the context of PCAOB Auditing Standard 2105 and SEC Staff Accounting Bulletin: No. 99 – Materiality.

The magnitude of the restatement, which is only limited to the year ended December 31, 2020 as described in Note 1 on page F-13 of Submission No. 4, was quantitatively immaterial and represented 1.1% of cost of sales, 0.7% of gross profit, 2.6% of profit before tax, 3.5% of both basic and diluted earnings per share, 1.8% of trade and other receivables, and 0.1% of total assets. The restatement did not impact earnings trends, affect compliance with regulatory requirements or loan covenants, relate to a specific segment or significant part of the business, influence management compensation metrics, or arise from an unlawful transaction. As the previously issued financial statements were not publicly available, there was no anticipated impact to share price or reaction in the markets. Giving consideration to these factors amongst others in the Company’s assessment, the Company concluded, and the Company’s auditors concurred, that a reasonable investor would not have been influenced by the correction of the item.

As paragraph 18e of PCAOB Auditing Standard 3101 only requires the auditor to include an explanatory paragraph in the auditor’s report when a material misstatement in previously issued financial statements has been corrected, the auditor’s report has not been revised.

U.S. Securities and Exchange Commission, p. 6

In addition to the above, the Company respectfully advises the Staff that it is updating its initial responses in Response Letter No.1 with respect to comments Nos. 3, 15, 17 and 18 in Comment Letter No. 1 as follows (for ease of review, we have set forth the relevant numbered comment from Comment Letter No. 1 in bold type below):

3.

Please tell us your consideration of whether or not pro forma financial statements as of and for the year ended December 31, 2021 prepared in accordance with Article 11 of Regulation S-X are required for the transactions described within the filing.

Response: Reference is made to the Company’s initial response to this comment in Response Letter No. 1. Further to that response, the Company respectfully advises the Staff that Submission No. 4 includes a completed capitalization and indebtedness table as of March 31, 2022 in “Item 3. Key Information—Item 3.B. Capitalisation and Indebtedness” on page 35 of Submission No. 4, reflecting the Pre-Separation Financing and the adjustments described in the Company’s response to this comment in Response Letter No. 1. Submission No. 4 also includes a trading update discussing material movements in the balance sheet and income statement for Q1 2022, including the Pre-Separation Financing.

15.

We note your cross reference to your disclosure in note 30 on page F-49. Please update your disclosure here to describe more specifically the nature and extent of these transactions as required by Item 7.B. of Form 20-F so that the party’s relationship and type of transaction, including the material terms, are clear. In addition, for example only, we note your disclosure on pages 50 and 65 references expected or planned agreements with related parties in connection with the proposed separation, including the Transitional Services Agreement between you and GSK and the Proceeds Loan Agreement among you and entities, which appear affiliated with GSK and Pfizer. Further, we note your risk factor on page 52 describes the Pfizer Relationship Agreement and disclosure on page 134 describes the Pfizer SHA. Please update your disclosure here to describe transactions or presently proposed transactions which are material to you or the related party, or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets, to which you or any of your parent(s) or subsidiaries was a party. Please also ensure that you have filed all related agreements as exhibits to the extent required.

Response: Further to its initial response in Response Letter No.1, the Company respectfully advises the Staff that the transactions described in note 30 on page F-59 are not material to the Group, including on the basis that certain of these transactions will be terminated upon Separation or will be covered by other agreements following Separation, such as the Transition Services Agreement. The Company respectively advises the Staff that the related party transactions to be entered into by the Group in connection with the Separation are disclosed in “Item 7.B. Related Party Transactions” on page 228 of Submission No. 4, to the extent material to the Group in accordance with Item 7.B.1 of Form 20-F.

U.S. Securities and Exchange Commission, p. 7

17.

We note your disclosure on page 164 regarding an Asset Transfer Framework Agreement. Please revise to describe the material terms of the agreement. In your revised disclosure, please include the nature and scope of the material businesses, assets, liabilities and employees covered by the agreement, each parties’ duties and obligations, the term of the agreement, the termination provisions and any potential or future material payments or obligations.

Response: Further to its initial response in Response Letter No.1, the Company respectfully advises the Staff that it has revised the disclosure on page 250 of Submission No. 4 to describe the material terms of the Asset Transfer Framework Agreement.

18.	We note your disclosure that you expect to enter into a tax covenant. Please revise to describe the material terms of this agreement.

Response: Further to its initial response in Response Letter No.1, the Company respectfully advises the Staff that it has revised the disclosure on page 253 of Submission No. 4 to describe the material terms of the Tax Covenant.

Please do not hesitate to contact me at +44 20 7614 2237 with any questions regarding this correspondence.

Sincerely yours,

/s/ Sebastian R. Sperber
Sebastian R. Sperber

cc:	Iain Mackay, Chief Financial Officer, GlaxoSmithKline plc

James Ford, Senior Vice President and General Counsel, GlaxoSmithKline plc

David Redfern, Chief Strategy Officer, GlaxoSmithKline plc

Brian McNamara, CEO, GSK Consumer Healthcare, GlaxoSmithKline plc